Filed by The Nasdaq Stock Market, Inc. pursuant to

Rule 425 under the Securities Act of 1933, as

amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended.

Subject Company: OMX AB

On June 21, 2007, Robert Greifeld, Chief Executive Officer and President of The Nasdaq Stock Market, Inc., sent the following email communication to all Nasdaq employees with a link to the attached organizational chart. Also, a substantially similar communication was sent to OMX employees by Magnus Böcker, the Chief Executive Officer of OMX.

From: Bob Greifeld

To: All NASDAQ Associates

Subject: NASDAQ OMX Update

Dear Colleagues,

It’s been close to four weeks since we announced our proposed transaction with OMX and in that time we have focused on telling our story and on integration planning. In my recent travels and in discussions with CEOs, investors and others, the feedback regarding this transaction has been overwhelmingly positive. I believe all of our constituents are excited about the possibilities this transaction holds, not only because of the depth of products and services we will offer, but also because it positions us as a leader in the global exchange space.

Since the announcement, we’ve assembled a group with representatives from both organizations that have been working on the integration planning process. I know that many of you have questions about how the new organization will function and what it means for your respective areas. I am happy to report that we have developed a new organizational structure for the combined company—one that levers the core strengths of each.

As you know, I will serve as CEO of the new company with Magnus Böcker as President. When you review the organizational chart, which we’ve placed on Qnetwork, many of the reporting areas and business lines will be familiar, but there are several positive changes to point out.

First, in addition to our existing business units, we have three new core business areas: Transaction Services Nordics, European Growth Markets and Market Technology.

•	Transactions Services Nordics will encompass all trading and exchange operations for Nordic-listed securities. Hans-Ole Jochumsen will head this group.

•

European Growth Markets is responsible for managing all of our pan-European initiatives, our activities in Central Eastern Europe and the exchanges in the Baltics. Jukka Ruuska will head up this effort.

•

Market Technology represents a truly global business opportunity and will lever OMX’s existing core technology offerings, which currently comprise more than 60 exchange customers. They will lead all technology offerings and handle sales and account management. This is an important segment and helps differentiate us from many of our exchange competitors. This group will be led by Markus Gerdien.

Next, Corporate Services will operate as stand-alone business line.

•

Corporate Services represents an enormous opportunity for us to bring valuable products and services to our combined global client base, not only issuers, but Market Technology clients as well. Marcia Barris will lead this vital area for us.

With respect to technology, we have the greatest responsibilities of any exchange around in that our technology will power a U.S. exchange, the Nordic exchanges as well as the global market technology business. Because of the added responsibility and focus, we’ve separated this function into two distinct areas:

•	Global Software Development will handle all application development for our business areas under the leadership of Anna Ewing.

•	Global IT Operations will manage all our infrastructure and application operations under the leadership of Carl-Magnus Hallberg.

This organizational chart represents a first step in how we intend to operate the new company, and I suspect that you’ll naturally have additional questions. We will make every effort to update you as the integration process progresses and answer your questions as we move ahead.

The true take away from this is what lies ahead for NASDAQ and OMX. We are creating a truly global exchange company with unparalleled market technology, products and services that no other exchange on the planet has today. I hope you’re excited as I am to be part of this incredible period of transformation and opportunity for our organizations and our industry.

Regards,

Bob G.

Cautionary Note Regarding Forward-Looking Statements

Information set forth in this communication contains forward-looking statements, which involve a number of risks and uncertainties. OMX and Nasdaq caution readers that any forward-looking information is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking information. Such forward-looking statements include, but are not limited to, statements about the benefits of the Offer, the proposed business combination transaction involving Nasdaq and OMX, including estimated revenue and cost synergies, the Combined Group’s plans, objectives, expectations and intentions and other statements that are not historical facts. Additional risks and factors are identified in Nasdaq’s filings with the U.S. Securities Exchange Commission (the “SEC”), including its Report on Form 10-K for the fiscal year ending December 31, 2006 which is available on Nasdaq’s website at http://www.nasdaq.com and the SEC’s website at SEC’s website at www.sec.gov. and in OMX’s filings with the Swedish Financial Supervisory Authority (Sw. Finansinspektionen) (the “SFSA”) including its annual report for 2006, which is available on OMX’s website at http://www.omxgroup.com. The parties undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise.

Notice to OMX shareholders

While the Offer is being made to all holders of OMX shares, this document does not constitute an offer to purchase, sell or exchange or the solicitation of an offer to purchase, sell or exchange any securities of OMX or an offer to purchase, sell or exchange or the solicitation of an offer to purchase, sell or exchange any securities of Nasdaq in any jurisdiction in which the making of the Offer or the acceptance of any tender of shares therein would not be made in compliance with the laws of such jurisdiction. In particular, the Offer is not being made, directly or indirectly, in or into Australia, Canada, Japan or South Africa. While Nasdaq reserves the right to make the Offer in or into the United Kingdom or any other jurisdiction pursuant to applicable exceptions or following appropriate filings and prospectus or equivalent document publication by Nasdaq in such jurisdictions, pending such filings or publications and in the absence of any such exception the Offer is not made in any such jurisdiction.

Additional Information About this Transaction

In connection with the proposed business combination transaction, OMX and Nasdaq expect that Nasdaq will file with the SEC a Registration Statement on Form S-4 that will include a proxy statement of Nasdaq that also constitutes a prospectus of Nasdaq. Investors and security holders are urged to read the proxy statement/prospectus and any amendments and other applicable documents regarding the proposed business combination transaction if and when they become available because they will contain important information. You may obtain a free copy of those documents (if and when available) and other related documents filed by Nasdaq with the SEC at the SEC’s website at www.sec.gov. The proxy statement/prospectus (if and when it becomes available) and the other documents may also be obtained for free by accessing Nasdaq’s website at http://www.nasdaq.com and OMX’s website at http://www.omxgroup.com. NASDAQ and its directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from NASDAQ stockholders in respect of the transactions described in this communication. You can find information about NASDAQ’s executive officers and directors in NASDAQ’s definitive proxy statement filed with the SEC on April 20, 2007. You can obtain free copies of these documents and of the proxy statement prospectus (when it becomes available) from NASDAQ by accessing NASDAQ’s website at http://www.nasdaq.com. Additional information regarding the interests of such potential participants will be included in the proxy statement/prospectus and the other relevant documents filed with the SEC when they become available.

NASDAQ and its directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from NASDAQ stockholders in respect of the transactions described in this communication. You can find information about NASDAQ’s executive officers and directors in NASDAQ’s definitive proxy statement filed with the SEC on April 20, 2007. You can obtain free copies of these documents and of the proxy statement prospectus (when it becomes available) from NASDAQ by accessing NASDAQ’s website at http://www.nasdaq.com. Additional information regarding the interests of such potential participants will be included in the proxy statement/prospectus and the other relevant documents filed with the SEC when they become available.

Organization 20 June 2007 * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * *

2
NASDAQ OMX Group Organization
Business Areas
President
Magnus Böcker
CEO
Bob Greifeld
Financial
Products
John Jacobs
Market
Data
Adena
Friedman
Transaction
Services
Nordics
Hans-Ole
Jochumsen
European
Growth
Markets
Jukka Ruuska
Corporate
Client
Group
Bruce Aust
Software Development
Market
Technology
Markus Gerdien Chris
Concannon
Transaction
Services
US
Corporate
Services
Marcia Barris
Anna Ewing
IT Operations Carl-Magnus Hallberg
******
Capital
Markets
Group
Bob McCooey

3
NASDAQ OMX Group Organization
Corporate Functions
* Pernilla Gladh takes over HR during 2008
Finance
David Warren
Human
Resources
JJ Johnson*
Legal
Ed Knight
Board of Directors
President
Magnus Böcker
CEO
Bob Greifeld
Internal audit
Brian O’Malley
Strategy
Adena Friedman
Marketing &
Communications
John Jacobs
Integration Office
Peter de Verdier/
Adena Friedman
******